December 28, 2017

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn: Division of Corporation Finance,

Re:	RC-1, Inc. Amendment No. 2 to Post Effective Amendment No. 1 File No. 333-210960

Dear Ladies and Gentlemen:

At the request of RC-1, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated December 18, 2017 from Laura Nicholson, Special counsel to Kevin P. O’Connell, Chief Executive Officer of the Company, relating to the Amendment No. 2 to Post Effective Amendment No. 1 of the Company filed with the Commission on December 8, 2017 (the “PEA”). We have filed simultaneously Amendment No. 2 to the PEA and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1. We note your response to our prior comment 3 and reissue in part. Please revise the disclosure in the Plan of Distribution section on page 41 to remove the indication that selling stockholders may sell their shares at prevailing market prices or privately negotiated prices, since the price of the shares will be fixed for the duration of the offering.

Response

The PEA has been amended in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 35

2. We note your response to our prior comment 4. Please reconcile your disclosure in the beneficial ownership table that Rick Ware Leasing, LLC owns 16.6% of your outstanding common stock with your response and your disclosure on pages 5 and 19 that it owns 9.57%.

Response

The PEA has been amended in response to the Staff’s comment.

Exhibits, page II-2

3. We note your response to our prior comment 5 and reissue. In light of your disclosure in page F-19 regarding your related party sponsorship agreement and note receivable, please provide your analysis regarding whether such agreements are required to be filed as exhibits to your filing. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In addition, please provide your analysis as to whether you are required to provide the information required under Item 404 of Regulation S-K with respect to such agreements.

Response

The Registration Statement has been amended to in accordance with the Staff’s comment.

Page Two

Exhibits, page II-2

3. We note your response to our prior comment 5 and reissue. In light of your disclosure on page F-19 regarding your related party sponsorship agreement and note receivable, please provide your analysis regarding whether such agreements are required to be filed as exhibits to your filing. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In addition, please provide your analysis as to whether you are required to provide the information required under Item 404 of Regulation S-K with respect to such agreements.

Response

Item 404 of Regulation S-K states “Describe any transaction, since the beginning of the registrant's last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. Disclose the following information regarding the transaction”. The transaction referred to in the Staff’s comment is $81,000, and accordingly was not included in the PEA. Notwithstanding, we have included disclosure under “Certain Relationships and Related Transactions, and Director Independence” setting forth the transaction.

With regard to Item 601(b)(10)(ii)(A), the Agreement with the Related Party was with Dashub, Inc. The Company agreed to provide marketing services to Dashub, Inc. in connection with a sponsorship by Dashub of a racecar that participated in a racing event. As supplementary information, attached to this Letter is a copy of a photograph of the racecar during the race. The Company sent an Invoice for $81,000, which invoice was converted as set forth in the PEA. The Invoice and the Convertible Note are the only written documentation for the Agreement you refer to in your Comment. We have included as Exhibit 10. 6, a copy of the Invoice and the Convertible Note and the Warrant Certificate.

Exhibit 23.2

4. Please file an updated consent from Pritchett, Siler & Hardy, P.C. In that regard, we note that the consent filed as Exhibit 23.2 is dated October 20, 2017.

Response

We have included an updated Consent with this Amendment.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham